December 28, 2005

Via Fax & U.S. Mail

Mr. Leif Johansson
President and CEO
Volvo Corporation
S-405 08 Goteborg
Goteborg, Sweden

Re:	Volvo Corporation
	Form 20-F for the fiscal year ended December 31, 2004
	File No. 0-12828

Dear Mr. Johansson:

      We have reviewed the above-referenced filing solely with respect to the statement of cash flow presentation of cash receipts from the sale of inventory. We believe that your presentation of the cash flow effects of certain customer-financing receivables as investing cash flows on Volvo Corporation`s consolidated statements of cash flows may not be in compliance with the SFAS 95 requirement to present all cash receipts from sales of goods or services as operating cash flows. We outline below our understanding of your presentation and the reason why we believe your presentation may be in error.

	We note that Volvo Corporation sells the majority of its commercial transport products through independent dealers. In addition, we note on page 30 that Volvo Corporation has significant sales through its own dealer network, and has substantial direct sales to customers. We note in Notes 13 and 16 that Volvo Corporation has customer-financing receivables which are classified within financial assets on the consolidated balance sheet, as well as other receivables. We understand that customer-financing receivables represent financing provided to dealers and customers for the purchase of inventories. We understand that certain of the customer-financing receivables are originated by Volvo Financial Services, a wholly-owned finance subsidiary. It appears that the cash flow effects of all customer-financing receivables are classified as investing cash flows in the consolidated statement of cash flows. If true, this policy, when applied to customer-financing receivables resulting from the sale of inventory, appears in the period of sale to have the effect of presenting in Volvo Corporation`s consolidated statements of cash flows an investing cash outflow and an operating cash inflow for the amount of the receivable even though there was no cash inflow or outflow to Volvo Corporation on a consolidated basis.
In subsequent periods, this policy appears to reflect cash receipts from the sale of inventory as investing activities in Volvo Corporation`s consolidated statements of cash flows. If our understanding is correct, we believe such classifications to be in error.


	Classification of the cash flow effects of customer-financing receivables from the sale of inventory in investing activities in Volvo Corporation`s consolidated statement of cash flow does not appear to comply with the requirements of SFAS 95. Paragraph 22a of
SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22a clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others;
regardless of whether those receivables are on account or stem from the issuance of a note; and regardless of whether they are collected in the short-term or the long-term. It is important to note that SFAS 102 did not change this requirement. SFAS 102 addressed in part whether loans made by financial and similar institutions were sufficiently similar to product inventory of non-financial institutions such that the cash flow effects of those loans should be classified in the statement of cash flows in the same way as the cash flow effects from the sale of inventory, as operating activities. SFAS 102 did not alter the requirement in paragraph 22a to classify cash receipts from the sale of inventory as operating activities.
As
the SFAS 95 basis for conclusions indicates in paragraphs 93 to 96, the FASB considered and rejected classifying any portion of the cash receipts from sale of inventory as investing activities.

	If you present in Volvo Corporation`s consolidated statement of cash flows inventory cash flows between the registrant and/or its consolidated subsidiaries as an investing cash outflow and an operating cash inflow in the period Volvo Corporation sells inventory, and there is no cash inflow to Volvo Corporation on a consolidated basis from the inventory sale, we believe such a presentation represents an error in Volvo Corporation`s consolidated financial statements. Similarly, if you present cash receipts from customer-financing receivables generated by the sale of inventory as investing activities in Volvo Corporation`s consolidated statements of cash flows; we believe such classifications represent errors. Such errors, if material, may require restatement of Volvo Corporation`s historical financial statements.

	Please tell us whether our understanding of your policy and its effects are correct. If they are correct, please tell us in your response how you plan to address the matters raised above.
Please
also confirm our understanding, if true, that "other" receivables do not relate to the sale of inventory by Volvo Corporation.
Finally,
please tell us whether you enter into sales-type leases with dealers and, if so, how you present such cash flows on the consolidated statements of cash flows and why.


* * * * *




	Please tell us within 15 business days how you plan to address the matters raised above. If you have any questions regarding this letter, please do not hesitate to contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or the undersigned at (202) 551-3211.

Sincerely,



David R. Humphrey
Branch Chief

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Mr. Leif Johansson
Volvo Corporation
December 28, 2005
Page 3